(m)(3)(i)

May 1, 2014

Voya Variable Products Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the ING Variable Products Trust (now known as Voya Variable Products Trust) Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to IID for the funds listed on Amended Schedule A of the ING Variable Products Trust (now known as Voya Variable Products Trust) Amended and Restated Shareholder Service and Distribution Plan (the “Shareholder Service and Distribution Plan”), in an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class Shares as if the distribution fee specified in the Shareholder Service and Distribution Plan were 0.15%. Except as otherwise noted on Amended Schedule A, by this letter, we agree to waive that fee for the period May 1, 2014 through May 1, 2015.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Variable Products Trust.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted:

Voya Variable Products Trust

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.voyainvestments.com	Voya Investments Distributor, LLC

AMENDED SCHEDULE A

with respect to

VOYA VARIABLE PRODUCTS TRUST

AMENDED AND RESTATED SHAREHOLDER SERVICE AND DISTRIBUTION PLAN

Portfolios

Voya MidCap Opportunities Portfolio

Voya SmallCap Opportunities Portfolio